
MAYER
BROWN
ROWE
& MAW

May 2, 2005




05007952

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. First Quarter Report 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17294775

File No.: 82-4406

First Quarter Report 2005

Strong Operating Development

- Sales: €238.2 million
- Operating income: €30.4 million; net income: €1.1 million
- First time application of IFRS
- 2005 outlook unchanged: Break-even net result
- R&D: Positive Phase III results for fesoterodine

SCHWARZ
PHARMA

Strong Operating Development

- **Sales: €238.2 million**

  In the first quarter of 2005, the SCHWARZ PHARMA Group achieved sales of €238.2 million, 5.3% more than in the same quarter of the previous year. This increase is mainly attributable to the positive development of the U.S. business.

- **Operating income: €30.4 million; net income: €1.1 million**

  In spite of continuing high research and development expenses SCHWARZ PHARMA improved operating income to €30.4 million, after €6.8 million in the same quarter of previous year. Net income was €1.1 million, compared to €0.5 million in the first quarter of 2004.

- **First time application of IFRS**

  This quarterly report has been prepared pursuant to International Accounting Standards (IAS/IFRS). The figures of the previous year's quarter have been adjusted accordingly.

- **2005 outlook unchanged: Break-even net result**

  For fiscal year 2005, we continue to anticipate sales of approximately €850 million, as the decline in the omeprazole business and the negative impact of governmental price interventions in Europe are likely not to be compensated entirely by additional sales contributions of the new. U.S. products. SCHWARZ PHARMA continues to project a break-even net result for 2005.

- **R&D: Positive Phase III results for fesoterodine**

  In the first quarter 2005, SCHWARZ PHARMA continued the previous year's successes in clinical development. The U.S. Food and Drug Administration has accepted the New Drug Application (NDA) for rotigotine transdermal system. Also, with the positive phase III results of fesoterodine, a compound for the treatment of overactive bladder, SCHWARZ PHARMA is now preparing submissions for marketing approvals. A nasal spray formulation of rotigotine for the treatment of acute Parkinson's symptoms completed clinical development phase I with phase II to be initiated in the fourth quarter 2005. Phase III trials with rotigotine for the treatment of Restless Legs Syndrome will start in early second quarter 2005.

SCHWARZ PHARMA key figures

(IAS/IFRS; € million)	Jan. - March 2004	Jan. - March 2005	Change in %
Net sales	226.2	238.2	5.3
Research and development expense	46.6	43.7	-6.2
Operating result	6.8	30.4	>100
Net income	0.5	1.1	>100
Cash flow from operating activities	7.0	1.4	-80.5

Sales Development January – March 2005:
Sales volume: €238.2 million

Breakdown of sales by regions	
USA	45%
Europe	30%
Germany	21%
Asia	4%

In the first quarter of 2005, sales of the SCHWARZ PHARMA Group rose by 5.3% to € 238.2 million. This increase was primarily attributable to the positive development of the business in the U.S. After adjusting for currency effects, sales increased by 7.5% to €243.1 million.

USA

The U.S. business posted sales of €107.8 million in the first quarter of 2005, which corresponds to an increase of 12.5% compared to first quarter of previous year. Denominated in U.S. dollars, the sales volume was $141.4 million, up from $119.7 million (+18.1%) in the previous year.

Adjusted for omeprazole sales, the U.S. business posted an increase in sales by 68.8% to €57.4 million compared to the previous year. In U.S. dollars sales grew by 77.2%. In the first quarter there was a recovery for the cardiovascular drug, Univasc® (moexipril) after Teva Pharmaceuticals ceased sales of its generic moexipril in autumn 2004. While Verelan® PM (verapamil HCl) was impacted in the prior year by the timing of customer orders and did not repeat the previous year's sales increase, sales of Uniretic® (moexipril HCTZ) remained strong.

The development and launch of new products for the U.S. market is advancing as scheduled. These products convert well-established compounds into special new dosage forms, and offer patients an additional benefit. To date, three of these products are on the market. In addition Niravam® (alprazolam, orally disintegrating tablets) for the treatment of anxiety disorders and panic attacks, was approved in the U.S. in January 2005, and will be launched in the current quarter. Among the drugs already on the market, the gastrointestinal product GlycoLax® (polyethylene glycol) performed well and is now one of SCHWARZ PHARMA's best-selling products, with sales of €12.7 million in the first three months of 2005.

Sales of generic omeprazole by the U.S. affiliate KUDCo decreased by 18.4% to €50.4 million, as expected, due to generic competition.

Europe

The situation of the European markets continues to be impacted by drastic government interventions on pricing in a number of countries. Accordingly, European sales decreased by 1.6% to €121.5 million in the first quarter of 2005.

Sales in Germany declined by 4.2% to €50.7 million. This was attributable to the termination of the Hoyer-Madaus joint venture in urology at the end of 2004. Furthermore this was due to a significant boost in demand of the wholesale sector in the same quarter of previous year. Nevertheless, several innovative drugs achieved double-digit growth rates.

Sales in the remaining European countries were marked by government price interventions and generic competition. Consequently, there was a sales decline in Italy, France, Spain, Great Britain/Ireland as well as Poland. In contrast, the expansion of the sales force in Eastern Europe had a positive effect. The affiliates in Austria and Switzerland are now also contributing to sales.

Sales Development in Europe (excl. Germany)

in € million	Jan. - March 2005	Change in %	Adjusted* in %
License business	13.2	0.1	
Italy	12.1	-17.7	
France	11.0	-9.5	
Eastern Europe	9.6	87.2	
Spain	7.8	-1.5	
Great Britain/Ireland	7.5	-6.5	-4.6
Poland	4.3	-26.1	-36.4
Production business with third parties	3.9	8.3	
Austria	0.9		
Switzerland	0.5		

Asia

SCHWARZ PHARMA's Asian affiliates increased their sales contribution by 28.0% to €8.9 million.

Earnings Development January – March 2005:

Operating income: €30.4 million; net income: €1.1 million

SCHWARZ PHARMA Group **Income Statement** *(IAS/IFRS, € million)*		Jan - March 2004	Jan - March 2005	Change in %
Net sales		**226.2**	**238.2**	**5.3**
Cost of goods sold		81.7	74.6	-8.7
Gross profit		144.5	163.5	13.2
Selling, general and administrative expense		82.0	91.5	11.6
Research and development expense		46.6	43.7	-6.2
Amortization of intangible assets		7.3	6.6	-9.2
Other income /(expense)		(1.9)	8.7	n.a.
Operating result		**6.8**	**30.4**	**>100**
Financial result		(0.2)	(0.5)	>100
Result from participations		0.1	0.0	-100.0
Pre-tax profit		**6.7**	**30.0**	**>100**
Taxes on income		6.2	28.8	>100
Income after taxes		**0.5**	**1.2**	**>100**
Minority interests		(0.0)	(0.1)	>100
Net income		**0.5**	**1.1**	**>100**
Earnings per share in €				
	Basic*	0.01	0.02	
	Diluted**	0.01	0.02	
EBITDA (excluding one-time effects)		18.6	33.5	80.3
EBIT (excluding one-time effects)		5.9	21.4	>100
Number of shares				
*Annual average, million units		45.352	45.863	1.1
**Annual average, diluted, million units		47.281	47.413	0.3
Basis, 31.3., million units		45.352	45.863	1.1

Reconciliation of net income from IAS/IFRS to US-GAAP

Net income Jan - March 2004 according to IAS/IFRS	**0.5**
Executive stock option programs	0.6
Discounting of long-term provisions	0.2
Deferred taxes	(0.1)
Net income Jan - March 2004 according to US-GAAP	1.2

SCHWARZ PHARMA achieved a gross profit of €163.5 million in the first quarter of 2005, 13.2% more than in the same quarter of previous year. This positive development was mainly attributable to an increase in sales of products with higher margins.

Selling, general and administrative expenses increased by 11.6% to €91.5 million mainly as a result of higher marketing and personnel expenses for newly recruited sales force prior to the launch of Niravam® in the USA.

Research and development expenses declined by 6.2% to €43.7 million, as the up-front payments made in the previous year were not repeated in this quarter. Overall however, due to the rapid progression of the projects R&D expenses continued to be at a high level. For detailed information, please see page 11 of this report.

The item "other income/expense" under IAS/IFRS includes both "other operating income/expense" as well as "other income/expense" pursuant to U.S. GAAP. Other income totaled €8.7 million in the first quarter of 2005 after expenses of €1.9 million in the previous year. The reasons for this improvement were lower profit sharing payments associated with generic omeprazole and the divestiture of a product in Italy.

As a result, SCHWARZ PHARMA increased operating income to €30.4 million in the first quarter of 2005, after €6.8 million in 2004.

Due to a decreased use of debt, SCHWARZ PHARMA was able to repeat an almost break-even financial result of €-0.5 million compared to €-0.2 million in the same quarter of previous year. The decline of the financial result by €0.3 million is due to one-time income in the previous year. For the first time in this quarter there was no income from participations (after €0.1 million in the previous year) as a result of the termination of the German joint venture Hoyer-Madaus as of December 31, 2004.

Pre-tax profit improved to €30.0 million, up from €6.7 million in the previous year. Taxes on income totaled €28.8 million, compared to €6.2 million in 2004. The reason for the continued high tax rate of 96.0% is the fact that profits were achieved in countries with high tax rates, and losses incurred in countries with relatively low tax rates.

Net income was €1.1 million, after €0.5 million in the same quarter of the previous year. Corresponding earnings per share were €0.02.

In the first quarter of fiscal year 2005, there was an average of 45.9 million shares outstanding, which was also the number of shares as of March 31, 2005. The increase of the number of shares by 1.1% compared to the same quarter of the previous year is due to the exercise of options and the issue of employee shares. Taking granted stock options into account, the diluted average number of shares was 47.4 million.

The first-time application of the IAS/IFRS accounting standards leads to a lower income level than with the application of U.S. GAAP. As a result of IAS/IFRS accounting standards being applied for the first time in 2005, net income was lower than reported under US-GAAP. This is particularly due to the executive stock option programs being expensed under IAS. The comparative figures from 2004 have been adjusted accordingly.

Segment Reporting by Geographic Area

SCHWARZ PHARMA Group

Segment Reporting *(IAS/IFRS; € million)*	Jan. - March 2004	Jan. - March 2005	Change in %
Net sales			
Germany	81.5	92.0	12.9
Europe (excl. Germany)	62.4	52.3	-16.2
USA	95.8	107.8	12.5
Asia	7.0	8.9	28.0
Inter-segment elimination	(20.4)	(22.9)	12.2
Net sales	**226.2**	**238.2**	**5.3**
Operating income			
Germany	(6.2)	54.1	n.a.
Europe (excl. Germany)	(7.7)	(50.2)	>100
USA	17.5	25.5	45.7
Asia	3.4	2.5	-27.0
Inter-segment elimination	(0.2)	(1.4)	>100
Operating income	**6.8**	**30.4**	**>100**

Sales by geographic regions, which are determined by the location of the customer, were already discussed in the paragraph on sales development. Segment reporting by geographic area shows the breakdown of sales pursuant to IAS 14, which are determined by the location of the companies. The operating income in Germany totaled €54.1 million in the first quarter of 2005 after a loss of €6.2 million in the same quarter of the previous year. This positive development results primarily from payments by the Segment Europe for reaching certain milestones relating to the development of Neupro® (rotigotine transdermal system). Correspondingly, the operating loss in Europe increased to €50.2 million compared to €7.7 million. The U.S. segment recorded a significant increase in operating income by 45.7% to €25.5 million due to an increased proportion of higher margin products. In Asia, operating income declined by 27% to €2.5 million due to an increase of marketing activities.

Statement of Cash Flows and Balance Sheet
January – March 2005:
Net Cash Position €129.6 million, Equity Ratio 54%

SCHWARZ PHARMA Group

Cash Flow Statement *(IAS/IFRS, € million)*	Jan - March 2004	Jan - March 2005	Change in %
Cash Flow (used in)/from operating activities	7.0	1.4	-80.5
Cash Flow (used in)/from investing activities	(3.7)	(0.2)	-93.9
Cash Flow (used in)/from financing activities	(5.9)	(9.3)	57.6
Effects of exchange rates	5.0	6.6	30.5
Changes in cash and cash equivalents	**2.4**	**(1.6)**	
Cash and cash equivalents at beginning of period	207.7	184.4	-11.2
Cash and cash equivalents at end of period	**210.1**	**182.8**	**-13.0**

Balance sheet (IAS/IFRS, *€ million*)	Dec. 31 2004	March 31 2005	Change in %
Current assets			
Cash and cash equivalents	184.4	182.8	-0.9
Marketable securities	0.0	0.0	0.0
Accounts receivable, less allowances	220.5	240.0	8.8
Inventories	83.7	93.6	11.9
Other current assets	8.7	8.9	2.5
Total current assets	**497.3**	**525.3**	**5.6**
Property, plant and equipment	152.9	152.8	-0.1
Goodwill and other intangible assets	196.2	194.0	-1.1
Long-term investments and other assets	146.2	141.8	-3.0
Total long-term assets	**495.2**	**488.6**	**-1.3**
	992.5	**1,013.9**	**2.2**
Liabilities			
Short-term debt and current portion of long-term debt	16.0	5.9	-63.2
Other current liabilities	258.5	271.8	5.2
Total current short-term liabilities	**274.5**	**277.7**	**1.2**
Long-term debt	47.3	47.3	-0.1
Pension and other non-current liabilities	142.5	139.3	-2.2
Long-term liabilities	**189.8**	**186.6**	**-1.7**
Shareholders' equity	528.2	549.5	4.0
	992.5	**1,013.9**	**2.2**
Number of employees (as of reporting date)	3,748	4,009	7.0

In the first three months of the 2005 fiscal year cash flow provided by operating activities was €1.4 million, compared to €7.0 million in the previous year. This decline was for the most part due an increase in inventories for some products, especially for Niravam® in the U.S., in relation to the preparation of the market launch and due to receivables from the product divestiture in Italy.

Cash flow used in investing activities was €0.2 million, compared to €3.7 million in the previous year's quarter. SCHWARZ PHARMA had capital expenditures of €3.4 million for fixed assets, such as the expansion of the production sites in Zwickau, Germany, and in Shannon, Ireland. Investments in intangible assets and financial investments totaled €1.2 million. This cash outflow was offset by inflow from the disposal of product rights in the amount of €4.3 million.

Cash flow used for financing activities was €9.3 million, which is 57.6% more than in the same period of the previous year. The largest item was the repayment of a loan in the amount of €10.0 million, which led to a corresponding decrease in short-term liabilities to €5.9 million. With €47.3 million, long-term debt remained at the level of December 31, 2004. Cash and cash equivalents decreased slightly by 0.9% to €182.8 million by March 31, 2005, as compared to December 31, 2004. Overall, the net cash position was €129.6 million as of the end of March 2005.

Shareholders' equity rose by 4.0% to €549.5 million mainly as a result of positive exchange rate effects. At 54.2%, the equity ratio increased slightly compared to the December 31, 2004 level of 53.2%. Total equity and liabilities increased by 2.2% to €1,013.9 million as of March 31, 2005.

At the reporting date, the number of employees of the SCHWARZ PHARMA Group worldwide was 4,009. This is 7.0% more than in the previous year. New employees were hired particularly for the sales force and for the area of research and development with a focus in the U.S.

Development of Shareholders' Equity

SCHWARZ PHARMA Group

(IAS/IFRS, € million)	Jan. - March 2004	Jan. - March 2005	Change in %
Shareholders' equity as of December 31	**575.5**	**528.2**	**-8.2**
Net income	0.5	1.1	>100
Capital reserve	(1.1)	0.8	n.s.
Currency translation difference	13.5	19.3	43.1
Minority shareas	-	0.1	n.a.
Shareholders' equity as of March 31	**588.4**	**549.5**	**-6.6**

Reconciliation of shareholders' equity from IFRS to US-GAAP

€ million	At date of transition January 1, 2004 (opening balance sheet)	At date of comparison December, 31, 2004
Shareholders's equity according to IFRS	**575.5**	**528.2**
Pension accruals	3.8	4.1
Deferred taxes	1.4	0.9
Application of LIFO inventory valuation	0.3	-1.0
Accruals	-0.5	-0.5
Discounting of long-term provisions	-2.8	-2.2
Minority interests	-0.7	-0.8
Others	0.0	0.1
Shareholders's equity according to US-GAAP	**577.0**	**528.8**

2005 outlook unchanged: Break-even net result

For the 2005 fiscal year, we continue to expect a sales volume of approximately €850 million, since the decline in the omeprazole business and the negative impact of governmental price interventions in Europe will probably not be compensated entirely by additional sales contributions of the new U.S. products. The continuing success of our development projects encourages us to carry on pushing them forward. Thus, SCHWARZ PHARMA expects again a break-even net result for 2005.

R&D: Positive phase III results for fesoterodine

There are currently a number of projects in advanced stages of clinical development: In neurology, the projects include compounds for the treatment of Parkinson's disease, Restless Legs Syndrome, epilepsy and neuropathic pain, and in urology, a compound is being developed for the treatment of overactive bladder. In the first months of this year, SCHWARZ PHARMA was able to continue with the successes of 2004.

The highlight was the completion of the phase III program with fesoterodine for the treatment of overactive bladder. The trial results documented a statistically significant reduction of symptoms. More than 90% of the patients chose to enter the open label trials that followed. This is now the second compound from the development pipeline to complete phase III during the past two years. SCHWARZ PHARMA is preparing submissions for marketing approvals.

The U.S. Food and Drug Administration (FDA) accepted the application for rotigotine transdermal system for the treatment of patients in early stages of Parkinson's disease in March, 2005. The European Medical Agency, EMEA, accepted the submission at the end of 2004. Rotigotine is a dopamine agonist formulated as a transdermal patch that is applied to the skin.

The results of a double blind, placebo-controlled phase III trial in the U.S. with rotigotine transdermal system in combination with Levodopa were statistically significant for the primary endpoints in subjects with in advanced stages of Parkinson's disease. The results of the European phase III trial, which started in the second quarter of 2004 with approximately 500 patients, is scheduled for the beginning of 2006.

A nasal spray formulation of rotigotine for the treatment of acute Parkinson's symptoms completed clinical development phase I. The nasal spray is scheduled to enter phase II in the fourth quarter of 2005.

Rotigotine is also being investigated in the treatment of Restless Legs Syndrome. The double blind, placebo-controlled phase III studies with a total of more than 1,000 patients will start in early second quarter 2005. First results are expected for the first quarter 2007.

The results of the phase IIb trial with lacosamide for the treatment of epilepsy resulted in a statistically significant reduction of epileptic seizures. Clinical phase III trials have been ongoing since May 2004. These results should be available in the second quarter of 2006. Lacosamide is also being investigated in the treatment of the chronic pain condition caused by diabetic neuropathy. The results of the phase III program are expected the third quarter of 2005.

Financial Calendar:

May 11, 2005	Annual Meeting of Shareholders
July 26, 2005	Half Year Report 2005
September 2005	"R&D Day" for Analysts and Investors
October 26, 2005	Nine Months Report 2005

This report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com

SCHWARZ PHARMA AG, Alfred-Nobel-Straße 10, 40789 Monheim, Germany

Phone +49 2173 48 0, Fax +49 2173 48 1608, Email: info@schwarzpharma.com

Corporate Communications

Antje Witte
Phone +49 2173 48 1866
Email antje.witte@schwarzpharma.com

Bettina Hörstke
Phone +49 2173 48 2329
Email bettina.hoerstke@schwarzpharma.com

Measurement and Accounting Standards

SCHWARZ PHARMA AG is listed at the stock exchange. As such, as of January 1, 2005 pursuant to the European „Regulation adopting international accounting standards", the SCHWARZ PHARMA Group is required to prepare interim and annual financial statements in accordance with the standards of the International Accounting Standards Board (IASB), London, UK. This interim report was prepared and published for the first time pursuant to the International Financial Reporting Standards (IFRS). Previous years' figures also correspond to the rules regarding interim reporting under IAS 34 and IFRS 1, as the opening balance under IFRS was already prepared as of January 1, 2004. The interim report's scope of consolidation comprises 34 fully-consolidated subsidiaries.

This report is not audited. It contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.